SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NEW YORK 10017-3954

November 20, 2015

Paul Dudek

Chief, Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Koninklijke Ahold N.V. (also known as Royal Ahold)
Draft Registration Statement on Form F-4

Dear Mr. Dudek:

Koninklijke Ahold N.V. (also known as Royal Ahold), a public limited liability company incorporated under Dutch law (“Ahold”), today has submitted on a confidential basis a draft of its Registration Statement on Form F-4 (the “Registration Statement”), which includes a draft of the preliminary prospectus relating to the issuance of ordinary shares of Ahold as consideration in the proposed merger of Delhaize Group NV/SA, a limited liability company incorporated under Belgian law (“Delhaize”), with and into Ahold.

On June 24, 2015, Ahold and Delhaize entered into a merger agreement providing for a combination of their businesses through a cross-border legal merger of Delhaize into Ahold, with Ahold continuing as the surviving company in the merger. Pursuant to the merger agreement, at the effective time of the merger, holders of ordinary shares of Delhaize will receive 4.75 ordinary shares of Ahold for each Delhaize ordinary share they own, and holders of American Depositary Shares of Delhaize will, at their election, receive American Depositary Shares of Ahold or ordinary shares of Ahold.

Given that the proposed merger implicates Dutch and Belgian laws, EU regulations and U.S. securities laws and in light of the complexity of the overall transaction structure, we are writing this letter to describe the approach that we have taken in preparing the Registration Statement.

The merger and certain other related matters must be approved by Ahold’s and Delhaize’s shareholders. The US Prospectus does not, however, include a proxy statement of Ahold or Delhaize. Instead, both Ahold and Delhaize will separately prepare and make certain materials available to their respective shareholders in accordance with applicable Dutch and Belgian laws in connection with the extraordinary general meetings of shareholders of Ahold and Delhaize.

In addition, the prospectus included in the Registration Statement (the “US Prospectus”) does not relate to, and will not be used in connection with, the extraordinary general meeting of Ahold’s shareholders to approve the merger. The US Prospectus solely relates to the issuance of Ahold ordinary shares in the merger and will be sent to U.S. Delhaize shareholders and holders of American Depositary Shares of Delhaize. A separate prospectus, which will be prepared in accordance with applicable EU prospectus regulations and of which the US Prospectus will form a part (the “EU Prospectus”), will be filed with the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and, when approved, made available in the Netherlands and Belgium in connection with the admission to listing on the Amsterdam and Brussels stock exchanges of the Ahold ordinary shares to be issued in the merger in accordance with Dutch and Belgian laws. The US Prospectus therefore also includes certain information to address disclosure requirements applicable to the EU Prospectus.

In the typical situation where Form F-4 is used, the proxy statement(s) and the prospectus are combined into a single document intended to satisfy the requirements of both Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended, as permitted by Instruction E.1 of Form F-4. Ahold and, to Ahold’s knowledge, Delhaize qualify as foreign private issuers under Rule 3b-4 under the Exchange Act and, as such, are exempt from Section 14(a) of the Exchange Act and the proxy rules promulgated thereunder pursuant to Rule 3a12-3 under the Exchange Act.

Accordingly, some of the Form F-4 items, which assume that the prospectus and the proxy statement will be combined into a single document, do not appear to be applicable in this context. Item 18 of Form F-4, which applies if proxies, consents or authorizations are to be solicited, and Item 19 of Form F-4, which applies if proxies, consents or authorizations are not to be solicited, require certain proxy-like disclosures, including, for example, information about how to revoke a proxy, the persons making the proxy solicitation and the interests of certain persons in the proposed transaction. Although some of the information that would be required to be disclosed under Item 18 may be included in the US Prospectus to satisfy certain disclosure requirements applicable to the EU Prospectus (of which the US Prospectus forms a part), the Registration Statement does not purport to address the disclosure requirements set forth in Item 18 or Item 19 because these items assume that the prospectus and the proxy statement will be combined, which is not the case here. Neither the materials for the extraordinary general meeting of Ahold shareholders nor the materials for the extraordinary general meeting of Delhaize shareholders are being combined with the US Prospectus.

Please feel free to contact Alan Klein ((212) 455-3188; aklein@stblaw.com) or Sebastian Tiller ((212) 455-3956; stiller@stblaw.com) with any questions with respect to, or to discuss any aspect of, the foregoing. We appreciate your and the staff’s help and consideration.

Very truly yours,

/s/ Alan M. Klein

Alan M. Klein

Cc:	Jan Ernst de Groot, Chief Legal Officer
Koninklijke Ahold N.V.